SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of October 2002
                             Dated October 10, 2002


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F |X|         Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|               No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1 Banco Comercial Portugues, S.A. (the "Bank") has announced that in accordance with Article 248 of the Portuguese Securities Code, a joint meeting of the relevant Boards of Directors has approved the merger by incorporation of BCP Factoring, S.A. into the Bank.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCO COMERCIAL PORTUGUES, S.A.


                                     By:     Antonio Rodrigues
                                         ------------------------------------
                                             Antonio Rodrigues
                                             Member of the Board of Directors


                                     By:     Luis Gomes
                                         ------------------------------------
                                             Luis Gomes
                                             General Manager


Date: October 10, 2002